Sorrento Therapeutics, Inc.
4955 Directors Place

San Diego, California 92121

August 8, 2018

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Craig Arakawa, Accounting Branch Chief, Office of Beverages, Apparel and Mining
Myra Moosariparambil

Re:	Sorrento Therapeutics, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed March 16, 2018 Response dated June 28, 2018 File No. 001-36150

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jiong Shao, Chief Financial Officer of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), in the letter dated July 25, 2018 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K (File No. 001-36150) for the fiscal year ended December 31, 2017 filed with the Commission on March 16, 2018 (the “Form 10-K”).

Set forth below are the Staff’s comments (in bold italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data
Note 9. Equity Method Investments, page 107

1.	We note your response to comment 2 indicates that you believe the transfer of perpetual licenses to intellectual property to Celularity meets the definition of a revenue generating activity. Please address the following points:

•	Further explain why you believe the nonmonetary exchange represents revenue and constitutes your ongoing major or central operations, providing details of any arrangements that have generated similar revenue streams in the past.

U.S. Securities and Exchange Commission August 8, 2018 Page 2

The Company respectfully advises the Staff that its ongoing major and central operations relate to the discovery, development, and commercialization or monetization of intellectual property assets that are focused on delivering clinically meaningful therapies to patients and their families. This includes the initial development and licensing of the Company’s intellectual property in exchange for consideration; thus, the agreement whereby the Company licensed its intellectual property to Celularity Inc. (“Celularity”) resulted in the Company delivering rights to Celularity that the Company believes are part of its ongoing major and central operations and resulted in the Company receiving non-monetary consideration along with rights to additional monetary consideration depending on Celularity’s success in commercializing and sublicensing the underling intellectual property. Because the Company’s assets were enhanced (i.e., it realized an increase in the value of its net assets) as the result of delivering a license that is an output of the Company’s ongoing major and central operations, the Company believes the increase in its net assets were appropriately recorded as revenue by reference to the definition of revenue as provided by paragraph 78 of the Financial Accounting Standards Board’s (“FASB”) Concepts Statement No. 6.

As part of the Company’s business objectives, the Company consummated and expects to continue to explore strategic relationships to monetize its intellectual property and to share in the risk of its endeavors. Past non-monetary exchange arrangements that have generated royalty and license revenues include a) the March 2016 agreement with ImmuneOncia Therapeutics, LLC (“ImmuneOncia”), and b) the April 2015 license agreement with NantCell, Inc. (“NantCell”).

a)       In March 2016, the Company and Yuhan Corporation, a South Korean company (“Yuhan”), entered into an agreement to form a joint venture company called ImmuneOncia to develop and commercialize a number of immune checkpoint antibodies against undisclosed targets for both hematological malignancies and solid tumors. Under the terms of the joint venture agreement, Yuhan contributed an initial investment of $10.0 million to ImmuneOncia, and the Company granted ImmuneOncia an exclusive license to one of its immune checkpoint antibodies for specified countries while retaining the rights for the U.S., European and Japanese markets, as well as global rights for ImmuneOncia to two additional antibodies that will be selected by ImmuneOncia from a group of pre-specified antibodies from the Company’s immuno-oncology antibody portfolio. The ImmuneOncia agreement involves a level of continuing services that are not separable from the contributed intellectual property and, as a result, the license revenues from the agreement are recognized over 20 years from the contribution of the license, which the Company determined is analogous to the expected life of the contributed patents.

b)       In April 2015, the Company and NantCell entered into a license agreement. Under the terms of this agreement, the Company granted an exclusive license to NantCell covering patent rights, know-how and materials related to certain antibodies, ADCs and two CAR-TNK products. NantCell agreed to pay a royalty to the Company (not to exceed five percent) on any net sales of products from the assets licensed by the Company to NantCell. In addition to the future royalties payable under this agreement, NantCell made an upfront payment of $10.0 million to the Company and issued 10 million shares of NantCell common stock to the Company valued at $100.0 million based on an equity sale of NantCell common stock to a third party. The upfront payment and value of the equity interest received from NantCell has been recorded as deferred revenue because the Company has not yet provided all of the items noted in the agreement, including materials and research services for and on behalf of NantCell. Specifically, only a portion of the materials associated with the licensed assets have been delivered, while the majority of the licensed assets remain undelivered and the related research activities are still to be performed. The Company plans to recognize the upfront payment and the value of the equity interest received as revenue over the period beginning with the commencement of the last item delivered.

U.S. Securities and Exchange Commission August 8, 2018 Page 3

The nature of the rights transferred to Celularity are similar to those from the ImmuneOncia and NantCell agreements, which the Company has concluded are also revenue generating licensing arrangements. However, due to the lack of ongoing required involvement for Celularity, consideration received has not been deferred; rather, revenue was recognized upon delivery of the license and know-how.

In consideration of the aforementioned agreements and the activities of the Company, the Company believes the nonmonetary exchange represents and constitutes ongoing major or central operations.

•	Tell us how your response is consistent with your disclosure at page 90 that states that through December 31, 2017, you had not yet realized any revenues from your planned principle operations.

The Company respectfully advises the Staff that the disclosure at page 90 refers to the planned principal operations of commercializing the Company’s intellectual property assets focused on delivering clinically meaningful therapies. The Company has yet to realize revenues relating to the sale of commercialized products as of December 31, 2017. In addition to the planned future commercialization of the Company’s products that rely on the Company’s intellectual property, the Company’s ongoing major or central operations consist of the out-license of technologies to more quickly realize value and operating cash flows. Historical out-license arrangements include the ImmuneOncia and NantCell transactions, discussed above, as well as the July 2016 out-license agreement with Les Laboratoires Servier, SAS (“Servier”), whereby the Company granted a license to anti-PD-1mAb STI-A1110 and support for Sevier’s initial development efforts in exchange for a non-refundable up-front payment of $27.4 million. The Company deferred the recognition of the upfront payment over the expected period of performance, three years, as there were expected to be continuing services performed by the Company. Effective November 6, 2017, the Servier license agreement was terminated based on mutually agreed upon terms. As a result of the termination, the Company’s remaining obligations were completed, such that the remaining unrecognized revenue of approximately $16.7 million associated with license fees under the Servier license agreement was recognized and reflected in the Company’s results for the quarterly period ended December 31, 2017.

Operating cash flows related to planned future commercialization activities are not considered to be the same as the Company’s current revenue generating activities, which pertain to licensing pre-clinical or clinical assets in exchange for cash and equity consideration.

Item 1 of the Form 10-K includes the following language: “Our core strategic objectives and resources are focused on…Exploring strategic relationships to share in the risk reward of our core franchises and to derive near term value from our non-core franchise, such as our pain franchise. Our partnering objectives include generating revenue through license fees, milestone-related development fees and royalties as well as profit shares or joint ventures to generate potential returns from our product candidates and technologies.” The Company will revise its future disclosures prospectively to clarify that, in addition to the planned commercialization of prospective therapies, the Company’s ongoing and principal operations are also related to the licensing of clinical and preclinical technologies.

U.S. Securities and Exchange Commission August 8, 2018 Page 4

•	Tell us how you considered paragraph 79 of FASB Concept Statement No. 6, specifically how the exchange transaction represents actual or expected cash inflows (or the equivalent).

The Company first considered paragraph 78 of FASB Concepts Statement No. 6, noting that revenue is an inflow “or other enhancements of assets” resulting from activities that are part of the Company’s ongoing or major operations. In exchange for the intellectual property contributed to Celularity, the Company was provided a 25% equity interest in Celularity and the rights to future milestone payments to be paid in the form of cash consideration. The 25% equity interest issued to the Company, in the form of Series A Preferred Stock, resulted in an immediate increase (i.e., enhancement) of the Company’s assets, which the Company reflected as revenue. With regards to cash consideration, the Company notes that as a result of the out-licensing agreement, Celularity agreed to pay to TNK Therapeutics, Inc. 50% of the first $200 million and 20% thereafter of any upfront and milestone payments that Celularity receives in connection with any sublicense of a combination of anti-CD38 CAR constructs and either placenta-derived cells and/or cord blood–derived cells or adult cells. Therefore, as a result of delivering the license to Celularity, the Company was entitled to non-cash consideration (in the form of an equity interest) and cash consideration (in the form of milestone payments). The Company believes that characterizing the increase in its assets as revenue is consistent with the guidance in paragraph 79 of FASB Concepts Statement No. 6 as the Company received value that it believes is appropriately considered equivalent to cash (see further discussion below) and a right to future cash consideration resulting from the same transaction (i.e., the delivery of a license).

Although the Celularity Series A Preferred Stock is not a cash equivalent, the Company believes the equity represents value that should be considered “the equivalent” to cash for purposes of revenue recognition. The equity interest received is substantiated by the Series A Preferred Stock financing that Celularity completed with a third party on the same day the Contribution Agreement was entered into, August 15, 2017. The Company expects to monetize the Celularity equity consideration received at a future date, at which point the interest will be converted to cash. The Company does not believe “the equivalent” as used in paragraph 79 of FASB Concepts Statement No. 6 is limited to instruments that represent cash equivalents. The Company believes this view is confirmed by the way the FASB applied its conceptual framework when developing ASU No. 2014-09, whereby the FASB provided that a contract’s transaction price (and therefore revenue) could include promised consideration in a form other than cash (i.e., non-cash or nonmonetary consideration – refer to Accounting Standards Codification (“ASC”) Topic 606-10-32-21 and 32-22). This is confirmed in BC248 in ASU No. 2014-09 where the FASB noted that non-cash could be in the form of a financial instrument or property, plant and equipment. While the Company had not adopted the provisions of ASU No. 2014-09 (and related amendments) in 2017, the Company believes the provisions are relevant as they inform it as to how the FASB has interpreted the conceptual framework and what increases to assets should be considered revenue. The Company therefore has concluded the equity received should be viewed as “the equivalent” to cash when evaluating paragraph 79 of FASB Concepts Statement No. 6. Further, the delivery of the license to Celularity is expected to result in future cash inflows in the form of milestone payments. The Company therefore concluded the consideration received (and expected to be received) should be recorded as revenue in its financial statements as it related to the delivery of a license, and such delivery is part of the Company’s ongoing central and major operations.

U.S. Securities and Exchange Commission August 8, 2018 Page 5

2.	We note you completed a sale of equity interests in IgDraSol during the year ended December 31, 2015 and recorded $69.2 million related to this transaction as a gain on sale as opposed to revenue. Please tell us why the classification of this gain differed from the classification of revenue in the exchange of nonmonetary assets with Celularity. In this regard, we note that in substance, both gains appear to be related to the transfer of intellectual property in exchange for consideration.

The Company respectfully advises the Staff that the sale of the Company’s equity interest in IgDraSol, Inc. (“IgDraSol”), at that time a wholly-owned subsidiary, was accounted for as a sale of a business. This sale included patents, know-how, data regarding results of development programs, regulatory filings, technology and related contracts. Certain employees of IgDraSol were also transferred to the acquirer. As such, the Company concluded that the disposal constituted a sale of a business consisting of an integrated set of activities and assets that were capable of being conducted and managed for the purpose of providing a return. The Company therefore determined the disposition was in the scope of ASC Topic 810 as provided by ASC Topic 810-10-40-3A, and the Company applied the guidance in ASC Topic 810-10-40-5 to determine the gain to record on the disposition of the Company’s subsidiary that was a business. In addition, the Company derecognized goodwill attributable to the sale of IgDraSol, which is reflected in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 in Note 9, Goodwill and Intangible Assets. Because the Company’s sale of its equity interests in IgDraSol was the sale of a business, the Company believes the IgDraSol sale differs in substance from the Celularity out-license arrangement, which the Company believes is a revenue transaction.

3.	In response to comment 3, we note the following in regards to your initial accounting for the Celularity Note as an equity method investment:

•	At the note effective date Celularity had a single class of equity, comprised of an immaterial amount of common stock held by the founder with a minimal fair value.

•	You have the ability to exercise significant influence over the operating and financial policies of Celularity through participation on the board of directors.

•	You issued the note to provide seed funding to Celularity until another round of financing occurred and that the note exposed you to the risks and rewards of Celularity in a manner similar to an equity investment.

In light of the points above and consideration of ASC 810-10-15-17(d)(3), please tell us how you considered ASC 810 in determining whether Celularity was a variable interest entity. Please provide details of your VIE analysis and your assessment of the primary beneficiary both prior to and after the exchange transaction. Please also address your participation on the Board of Directors, your continuing involvement with the transferred assets after the exchange and any other factors related to your ability to direct the activities of Celularity or your obligation to absorb expected losses or receive expected residual returns in your analysis.

U.S. Securities and Exchange Commission August 8, 2018 Page 6

Prior to the exchange transaction, the Company evaluated its interest in and involvement with Celularity and concluded that Celularity met the definition of a variable interest entity as defined in ASC Topic 810-10-15-14. Specifically, the Company concluded that Celularity did not have sufficient equity investment at risk to financing its activities without additional subordinated financial support as evidenced by the fact that Celularity only had an immaterial amount of equity investment outstanding held by its founder at the effective date of the Celularity Note. The Company concluded that the Celularity Note did not meet the definition of equity investment at risk because the Celularity Note was not classified as GAAP equity by Celularity as required in ASC Topic 810-10-15-14(a). The Company also notes that the substance and purpose of the Celularity Note was to provide initial seed funding to Celularity until the exchange transaction and additional funding was provided by third party investors. The Celularity Note consideration was not expected to be sufficient to finance the activities of Celularity necessary to begin revenue generating activities.

As a result of concluding that Celularity was a VIE prior to the exchange transaction, the Company evaluated whether it was the primary beneficiary and required to consolidate Celularity pursuant to ASC Topic 810-10-25-38A. In performing that assessment, the Company first evaluated whether it had an obligation to absorb potentially significant benefits or losses of Celularity pursuant to ASC Topic 810-10-25-38A(b). The Company concluded that the Celularity Note, which was effectively the most residual interest in Celularity prior to the exchange transaction, exposed the Company to potentially significant expected losses of Celularity such that the second condition of a controlling financial interest in ASC Topic 810-10-25-38A(b) was met. As a result, the Company next evaluated whether it had power to direct the activities that most significantly impacted the economic performance of Celularity. In performing this assessment, the Company considered the purpose and design of Celularity, assessed the risks and rewards that Celularity was designed to create and pass along to variable interest holders, and determined the most significant activities of Celularity. The Company also evaluated what other parties had a variable interest in Celularity. In performing that assessment, the Company concluded that the founder and equity holder of Celularity was the other primary variable interest holder in Celularity prior to the exchange transaction. While the equity held by the founder was deemed to have minimal fair value at the effective date of the Celularity Note, the founder continued to have substantive upside potential through its equity interest. This was ultimately evidenced by the fact that the founder retained a substantive amount of common equity ownership in Celularity, a majority of the outstanding common equity after the exchange transaction.

In assessing whether the Company had power over the significant activities of Celularity, the Company evaluated the governance characteristics of the entity, including how significant decisions of the entity are made. In performing that assessment, the Company concluded that all significant decisions of Celularity were made by its Board of Directors. In reaching this conclusion, the Company noted that there were no management contracts or other arrangements that provided decision making rights and the Company noted that the Celularity Note only contained protective rights and did not provide the Company with any unilateral decision-making rights. In evaluating the composition of Celularity’s Board of Directors, the Celularity Note provided the Company with the ability to appoint three of the seven board seats, with the founder retaining the right to appoint the remaining four board seats. Further, the Company noted that a quorum of the Board of Directors was required in order to vote on any matters presented to the Board of Directors and that all decisions required approval of a simple majority of members. As a result, the Company did not have the ability to unilaterally make any decisions on the Board of Directors. Finally, the founder of Celularity continued to be the named Chief Executive Officer of the entity and was responsible for management of all day to day activities of the entity. Based on the above, the Company concluded that it did not have power to direct the activities of Celularity that most significantly impacted its economic performance. The Company therefore did not meet the criteria in ASC Topic 810-10-25-38A(a) and was not the primary beneficiary of Celularity prior to the exchange transaction.

U.S. Securities and Exchange Commission August 8, 2018 Page 7

In reaching the above conclusion, the Company also considered ASC Topic 810-10-25-38G given that the equity investment held by the founder had minimal fair value at the Celularity Note effective date. Specifically, the Company evaluated whether the rights held by the founder to elect four of the members of the Board of Directors and otherwise control the entity were substantive. In evaluating these rights, the Company noted that the founder formed and created the entity and continued to be fully engaged in the operations of the entity at the Celularity Note effective date, continuing as Chief Executive Offer and responsible for all day to day activities of the entity. The founder was fully incentivized and committed to ensuring that the entity proceeded to financing and ultimately further development of intellectual property assets that Celularity would acquire as part of the exchange transaction with the Company and other third parties. This was further evidenced by the fact that the founder continued as the Chief Executive Officer of the entity at the exchange transaction date. As a result, the Company concluded that the founder’s rights held through its equity interest to appoint a majority of the Board of Directors were substantive at the Celularity Note effective date.

In addition to the above, the Company evaluated whether it should disclose its involvement with Celularity as a variable interest entity pursuant to the disclosures requirements in ASC Topic 810-10-50-4. Ultimately, the Company concluded that the disclosure of its interest in and involvement with Celularity was not meaningful because the size of the Celularity Note investment in Celularity was immaterial prior to the exchange, Celularity had not begun any substantive operations, the further commitment to fund the operations of the entity was limited to $5 million additional seed funding, and the assets of the entity were immaterial to the Company’s consolidated financial statements.

At the date of the exchange transaction, the Company reassessed its involvement with Celularity to determine whether the entity continued to be a variable interest entity and whether it obtained a controlling financial interest through its Series A preferred investment.

In evaluating whether Celularity is a variable interest entity, the Company concluded that the Series A Preferred Stock offered in the exchange transaction represents GAAP equity of Celularity that meets the definition of equity investment at risk. As a result of the exchange transaction, Celularity raised financing capital from third party investors in addition to non-monetary consideration in the form of contributed intellectual property. The Company concluded that the third-party financing is expected to be sufficient to finance the activities of the entity without additional subordinated financial support, noting that the entity does not have debt financing outstanding with below investment grade terms and is not expected to need substantive additional debt financing to continue development activities. Therefore, at the date of the exchange transaction, the Company concluded that Celularity had sufficient equity investment at risk as contemplated in ASC Topic 810-10-15-14(a).

Next, the Company evaluated the terms of the equity investment at risk issued by Celularity to determine whether the equity at risk group controls the significant activities of the entity noting that the governance characteristics of Celularity are consistent with a corporation. In performing this assessment, the Company noted that it and the founder are members of the equity investment at risk group (through holding the Series A preferred and common equity of Celularity, respectively) and have the ability to appoint the members of the Board of Directors. Further, the Company concluded that the Board of Directors makes all significant decisions of the entity. In evaluating the governance characteristics of the entity, the Company noted that there are no management contracts or other arrangements that provide participating or decision-making rights. The Company also evaluated the Joint Development Agreement and noted that it does not provide the Company with the ability to direct or participate in the significant decisions of the entity. Rather, all significant decisions of the entity are determined by the Board of Directors. In addition, the Company evaluated the terms of the equity investment at risk to ensure that the equity at risk investors have the obligation to absorb the expected losses of the entity (and that no other arrangements exist that protect the equity at risk investors from absorbing the first dollar risk of loss of the entity) and that the equity at risk investors have the right to receive the residual returns of the entity.

U.S. Securities and Exchange Commission August 8, 2018 Page 8

As a result, the Company concluded that the equity investment at risk as a group meets the characteristics in ASC Topic 810-10-15-14(b). Finally, the Company considered the criteria in ASC Topic 810-10-15-14(c) and noted that it is not applicable to Celularity. While the first condition in ASC Topic 810-10-15-14(c)(1) may be met as the voting rights of some investors are not proportional to their obligations to absorb losses or receive returns of Celularity, the Company concluded that the second condition in ASC Topic 810-10-15-14(c)(2) is not met. Specifically, given the design and purpose of the entity, the Company does not believe substantially all of the activities of the entity either involve or are being conducted on behalf of the investors with disproportionately few voting rights. Rather, the Company believes the purpose and design of activities of Celularity are for the benefit of all investors, including the Company, which has invested in Celularity as a means to monetize its investment in the intellectual property.

Based on the above, the Company concluded at the exchange transaction date that Celularity did not meet the definition of a variable interest entity. As a result, the Company evaluated whether it had a controlling financial interest in Celularity pursuant to the voting interest model in ASC Topic 810. In considering ASC Topic 810-10-25-1 (for involvements with legal entities that are not partnerships), the Company evaluated whether it has a controlling financial interest through ownership of a majority voting interest in the entity. In evaluating the Company’s ownership interest in Celularity at the date of the exchange transaction, the Company noted that it owns 25 percent of the Series A Preferred Stock. Further, Celularity increased the size of its Board of Directors to ten members at the time of the exchange transaction, and the Company retained the ability to only appoint three of the ten members to the Board of Directors. In addition, the Company evaluated the Joint Development Agreement and its other involvements with Celularity to determine whether any arrangement provides the Company with the ability to control the activities or operations of Celularity. In evaluating each of these interests, the Company concluded that it does not have the ability to control the operations or activities of Celularity. Control of the entity rests with the Board of Directors, which is controlled by the founder and current Chief Executive Officer of the entity. As a result, the Company concluded that it does not have a controlling financial interest in Celularity and is not required to consolidate the entity.

4.	ASC 845-10-25-1 states that a reciprocal transfer of a nonmonetary asset shall be an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the usual risks and rewards of ownership of the asset are transferred. Please tell us how you considered this guidance in light or your continuing involvement with the transferred licensed products. In this regard, we note that you are entitled to a portion of any upfront and milestone payments that Celularity receives in connection with any sublicense of the CAR constructs and that you entered into a Joint Development Agreement with Celularity to further develop the CAR constructs. Please tell us why you believe these activities with Celularity do not represent substantial continuing involvement with the nonmonetary assets that were transferred.

U.S. Securities and Exchange Commission August 8, 2018 Page 9

The Company has concluded that the transferred perpetual license of the Company’s intellectual property (namely, CD38 CAR-T constructs) has value to Celularity on a standalone basis and there is no general right of return, and therefore was a separate unit of accounting in accordance with ASC Topic 605-25-25-5. As a result, the Company determined that it was appropriate to recognize revenue related to the transfer of the intellectual property when risk and rewards of ownership transferred to Celularity. The Delivered Constructs (as defined in the Company’s SEC comment letter response on June 28, 2018) were provided to Celularity during the three months ended September 30, 2017 and the Company concluded that at the time of the exchange, the risks and rewards of ownership for the intellectual property were transferred from the Company to Celularity. Specifically, as a result of the exchange, the counterparty is entitled to substantially all the rewards of a potential sublicense, other than the consideration to be due to the Company, which the Company believes is commensurate with the type of potential benefits retained by a licensor of this type of intellectual property. That is, Celularity has all of the usual rewards of “ownership” of the intellectual property and it has no upside limitation on its ability to monetize its rights through commercialization or otherwise. On the other hand, the Company’s potential future rewards are limited to milestone payments associated with a potential sub-license of the intellectual property in the future.

The Company also notes that, although the Joint Development Agreement provides that the Company shall provide staffing, facilities and equipment to assist Celularity with the development of the licensed intellectual property, under the Joint Development Agreement, Celularity is responsible for all development and pre-clinical and clinical testing of the licensed products. The Company’s obligation is limited to the aforementioned services (for which the Company is being paid market rates) while Celularity’s exposure is unlimited as it is required to fund all future developed. That is, usual risks of ownership also transferred to Celularity.

The services performed by the Company under the Joint Development Agreement are not proprietary and therefore can be outsourced to a third party, other than the Company, or performed by Celularity. All services and all other activities under the Joint Development Agreement are performed under the direction of Celularity and were and continue to be optional whereby Celularity was not obligated to enter into the Joint Development Agreement as a condition to acquire the intellectual property and can elect not to renew the Joint Development Agreement after the initial term. Because any of the Company’s ongoing services provided to Celularity were not required in order for it to realize value from the acquired intellectual property, the Company concluded that the Company had no further substantial continuing involvement in the licensed intellectual property and that usual risks and rewards of ownership transferred to Celularity.

The Company believes that reference to the revenue literature was appropriate for the exchange transaction because the basic principle for non-monetary transactions, as provided by ASC Topic 845-10-30-1, is the same for monetary transactions. The Company therefore has concluded that it does not have substantial continuing involvement in the transferred intellectual property and the Company’s right to additional consideration does not impact its conclusion that the usual risks and rewards of ownership of the asset are transferred.

U.S. Securities and Exchange Commission August 8, 2018 Page 10

*****

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

Very truly yours,

SORRENTO THERAPEUTICS, INC.

By:	/s/ Jiong Shao
Name:	Jiong Shao
Title:	Executive Vice President and Chief Financial Officer

cc:	Bruce Rucks, Deloitte & Touche LLP
Jeffrey T. Hartlin, Paul Hastings LLP